SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 20th December, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                         Twin Mining Corporation

                                         (Registrant)

Date December 20, 2005

   s.  Hermann Derbuch

Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014
Web-site:www.twinmining.com  E-mail: info@twinmining.com

NOT FOR DISSEMINATION TO U.S.  NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Press Release

Toronto, December 20, 2005

Twin Mining Corporation Completes $4.32 Million Equity Financing with Jipangu Inc.

Twin Mining Corporation  (TWG:TSX) is pleased to announce that it has completed its previously announced initial private placement of common shares to Jipangu Canada Inc. (“Jipangu Canada”), a subsidiary of Jipangu Inc. (“Jipangu”) for proceeds to Twin of $4,320,000.  The proceeds from the non-brokered  private placement will strengthen Twin’s balance sheet and will be used to implement Twin’s business plan which focuses on the permitting, development and construction of Twin’s Atlanta Gold Project in Idaho, U.S.A., and for working capital purposes.

Jipangu Canada purchased 36 million common shares of Twin at a price of $0.12 per share and now holds a 19.9% ownership interest in Twin on a non-diluted basis.

As was previously announced (December 13, 2005), Jipangu has also signed a non-binding letter of intent to complete a private placement of units of Twin for proceeds of $8,780,000. Under the terms of this private placement, Jipangu or a subsidiary or affiliate of Jipangu (the “Investor”) will purchase 63,854,545 units of Twin at a price of $0.1375 per unit. Each unit will consist of one common share and 0.8 warrants, with each whole warrant exercisable to purchase one common share at a price of $0.17 per share for a period of 24 months from closing. Completion of the second placement is subject to the execution of final documentation, due diligence, approval by the directors of Twin and Jipangu, regulatory approvals and the approval of the shareholders of Twin, which will be sought at the annual and special meeting of Twin expected to be held in March 2006. Upon completion of the second private placement, which is expected to be completed by April 4, 2006, Jipangu will, directly or indirectly exercise control over approximately 40.8% of Twin’s outstanding shares on a non-diluted basis and approximately 51% assuming exercise of the warrants by the Investor.  Following closing of the second placement, Jipangu will be entitled to proportionate representation on Twin’s Board of Directors.

Twin Mining is at an advanced development stage on its 100% owned Atlanta Gold Mine in the mining friendly State of Idaho, USA and a diamond and gold explorer on its Brodeur diamond project in Nunavut, its TORNGAT diamond project in Nunavik, Quebec and its Abitibi gold project in Quebec, respectively.  Jipangu is a Tokyo-based company that historically has specialized in gold investments.  Wellington West Capital Markets is acting as financial advisor to Jipangu in connection with this transaction.

Certain statements in this news release are “forward looking statements” within the meaning of applicable securities legislation and are prospective. Such statements involve risk and uncertainty and actual results could differ materially from those expressed or implied. Important factors that could cause material differences include but are not limited to global prices for gold and other commodities and supply and demand, changes in government regulation, competitive factors, litigation and other factors set out in Twin’s annual report on Form 20-F as filed with securities regulatory authorities.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                              Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

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Tel.: (604) 408.7522   Fax: (604) 408.7528